



06006097

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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

MAR 0 1 2006

WASH. D.C. 152

SEC FILE NUMBER

8- 053586

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING____January 1, 2005____ AND ENDING____December 31, 2005____

              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saints Advisors, LLC

                            OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

                            FIRM I.D. NO.

475 Sansome Street, Suite 1875

                (No and Street)

San Francisco   California   94111

  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Sawyer   (415) 395-2890

                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants

          (Name – if individual, state last, first, middle name)

9010 Corbin Avenue Suite 7   Northridge   CA   91324

 (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ☒ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JUN 0 9 2006

THOMSON

FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____Kenneth Sawyer_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Saints Advisors, LLC_____ , as

of _____December 31_____ , 20 _05___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

State of _____

County of _____

Subscribed and sworn (or affirmed) to before

me this ___ day of _____, _____

_____

Notary Public

_____
Signature

_____C E o_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BREARD & ASSOCIATES, INC.

Certified Public Accountants

Independent Auditor's Report

Board of Directors and Member of
Saints Advisors LLC

We have audited the accompanying statement of financial condition of Saints Advisors LLC as of December 31, 2005, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saints Advisors LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 30, 2006

*We Focus & Care*SM

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Saints Advisors LLC
Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$ 330,526
Accounts receivable, net of doubtful accounts	42,500
Automobile, net	57,203
Total assets	**$ 430,229**

Liabilities and Member's capital

Liabilities

Accounts payable	$ 1,150
Accrued expenses	76,092
Income taxes payable	900
Total liabilities	78,142
Member's capital	352,087
Total liabilities and member's capital	**$ 430,229**

The accompanying notes are an integral part of these financial statements

Saints Advisors LLC
Statement of Income
For the Year Ended December 31, 2005

Revenue

Trading commission and designation	$ 386,594
Interest income	4,050
Other income	46,854
Total revenue	437,498

Expenses

Employee compensation & benefits	75,002
Consulting fees	84,033
Management fees	25,659
Taxes, licenses and fees, other than income taxes	6,991
Other operating expenses	69,529
Total expenses	261,214
Income (loss) before income tax provision	176,284
Total income tax provision	1,700
Net income (loss)	$ 174,584

Saints Advisors LLC
Statement of Changes in Member's Capital
For the Year Ended December 31, 2005

	Member's Capital
Balance on January 1, 2005	$ 423,861
Member's contributions (distributions), net	(246,358)
Net income (loss)	174,584
Balance on December 31, 2005	$ 352,087

The accompanying notes are an integral part of these financial statements.

Saints Advisors LLC
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities:

Net income (loss)			$ 174,584
Adjustments to reconcile net income to net cash and cash equivalents provided by (used in) operating activities:			
Depreciation	$	5,200	
(Increase) decrease in:			
Accounts receivable, net		(32,041)	
(Decrease) increase in:			
Accounts payable		(5,252)	
Accrued expenses		1,812	
Income taxes payable		900	
Total adjustments			(29,381)
Net cash and cash equivalents provided by (used in) operating activities			145,203

Cash flows from investing activities:

Purchase of office equipment		(62,403)	
Net cash and cash equivalents provided by (used in) investing activities			(62,403)

Cash flows from financing activities:

Member's contributions (distributions), net		(246,358)	
Net cash and cash equivalents provided by (used in) financing activities			(246,358)

Net increase (decrease) in cash and cash equivalents			(163,558)
Cash and cash equivalents at beginning of year			494,084
Cash and cash equivalents at end of year			$ 330,526

Supplemental disclosure of cash flow information:

Cash paid during the year for

Interest	$	–
Income taxes	$	6,800

The accompanying notes are an integral part of these financial statements

Note 1: GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Saints Advisors LLC (the "Company"), a Delaware limited liability company, was formed on May 26, 2000. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC").

The Company is an investment banking advisory firm, providing a range of merger and acquisition ("M&A") solutions, corporate development and other consulting services to public and nonpublic companies in the technology industry. It does not carry securities accounts for customers and does not perform custodial functions relating to customer securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company receives advisory fees in accordance with terms stipulated in its engagement contracts. Financial advisory fees are recognized as earned on a pro rata basis over the term of the contract or the period that advisory services are rendered, whichever is shorter. Deferred revenue represents the portion of revenue which relates to future periods covered by the Company's agreements. Such fees are non-refundable. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of accounts receivable. For the year ended December 31, 2005, seven(7) customers accounted for 100% of total revenue. Two (2) customers accounted for 100% of the net accounts receivable at December 31, 2005.

Accounts receivable is stated at face amount with an allowance for doubtful accounts. At December 31, 2005, the allowance for doubtful accounts is $ 96,270.

Note 1: GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Fixed assets are recorded at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Fixed assets are depreciated over their estimated useful lives of three (3) years by the straight-line method.

The Company is treated as a disregarded entity for federal tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore no federal tax provision has been provided. However the Company is subject to a gross receipts tax in California in addition to minimum California tax.

Note 2: AUTOMOBILE, NET

The automobile is recorded at cost.

		Depreciable Life Years
Automobile	$ 62,403	3
Less accumulated depreciation	(5,200)	
Office equipment, net	$ 57,203	

Depreciation expense for the year ended December 31, 2005 was $ 5,200.

Note 3: INCOME TAXES

The Company is subject to the California limited liability company gross receipts tax and a minimum tax provision of $800. At December 31, 2005, the Company recorded the gross receipts taxes of $900 and the minimum income tax of $800, for a total tax provision of $1,700.

Note 4: RELATED PARTY TRANSACTIONS

The Company pays a monthly reimbursement to an affiliated company Saints, Inc. ("Saints") in consideration for certain expenses paid on the Company's behalf. Saints is a Delaware company incorporated to manage Saints Ventures, LLC., a Delaware limited liability company, Saints Capital I, LP., Saints Capital II, LP., Saints Capital III, LP. and Saints Capital IV, LP. Saints and the Company share common ownership. For the year ended December 31, 2005, expenses reimbursable to Saints were not material.

Note 4: RELATED PARTY TRANSACTIONS
(Continued)

Additionally, the Company remits up to 10% of its revenue to Saints. For the year ended December 31, 2005, expenses incurred by the Company in respect of the revenue sharing agreement with Saints, totaled $25,659 and are included in other expenses on the income statement. As of December 31, 2005, $880 of this amount was payable to Saints.

A commission for consulting revenues earned in the amount of $3,000 is payable to Saints Capital I, LP. ("SCI") at December 31, 2005. This amount represents a portion of fees earned by the Company for consulting services rendered to one of the portfolio companies held in SCI's investment portfolio. These commissions are included in other expenses in the accompanying income statement.

Note 5: OPTION PLAN

In November 2000, the Company established an option plan. Under the option plan, the Company is authorized to grant options to purchase 10,000,000 membership units to its employees directors and consultants. Options granted generally vest in installments over a four-year period, commencing on the grant date. Options expire ten years from the date of grant.

A summary of activity under the option plan is set forth below:

	Options Outstanding	Exercise Price
Outstanding, December 31, 2004	3,000,000	$0.01
Options issued (canceled), net	–	0.01
Outstanding, December 31, 2005	3,000,000	0.01

At December 31, 2005, options to purchase 6,994,167 membership units were available for grant.

Note 5: OPTION PLAN
(Continued)

Additional information regarding options outstanding as of December 31, 2005 is as follows:

		Options Outstanding		Options Vested and Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Vested and Outstanding	Weighted Average Exercise Price
$ 0.01	3,000,000	5.7	$ 0.01	2,937,500	$ 0.01

In prior years, the Company has accounted for its stock based awards using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and its related interpretations. As discussed in Note 7, the FASB has issued Statement of Financial Accounting Standards No. 123 which essentially eliminates the ability to use this method of accounting for stock based compensation for all audit reports issued after June 15, 2005. The new standard requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. Since the exercise price of all employee stock options approximates the estimated fair value of the award at the date of grant, no compensation expense has been recognized in the accompanying financial statements. The number of options outstanding and the price at which they may be exercised has not changed since December 31, 2004. Accordingly, no options were granted or exercised during the year ending December 31, 2005.

Note 6: COMMITMENTS AND CONTINGENCIES

The Company maintains several bank accounts at a financial institution. These accounts are insured by the Federal Deposit Insurance Corporation (FDIC), up to $100,000. At December 31, 2005, the Company had deposits with financial institutions with uninsured cash balances totaling $159,782. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" (FAS 123R), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company. See Note 5 for details about the Company Option plan.

Note 8: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2005, the Company had net capital of $252,384 which was $247,175 in excess of its required net capital of $5,209; and the Company's ratio of aggregate indebtedness ($78,142) to net capital was 0.31 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $59,836 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 312,220
Adjustments:		
Member's capital	$ (2,633)	
Non-allowable assets	(57,203)	
Total adjustments		(59,836)
Net capital per audited statements		$ 252,384

Saints Advisors LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2005

Computation of net capital

Member's capital		$	352,087
Less: Non allowable assets			
Accounts receivable	$ (42,500)		
Automobile, net	(57,203)		
Total non-allowable assets		(99,703)	
Net Capital		252,384	

Computation of net capital requirements

Minimum net capital requirements			
6 2/3 percent of net aggregate indebtedness	$ 5,209		
Minimum dollar net capital required	5,000		
Net capital required (greater of above)		5,209	
Excess net capital		$ 247,175	
Ratio of aggregate indebtedness to net capital	0.31: 1		

There was a $59,836 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2005. See Note 9.

Saints Advisors LLC
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2005

A computation of reserve requirement is not applicable to Saints Advisors LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Information relating to possession or control requirements is not applicable to Saints Advisors LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Saints Advisors LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2005

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors and Member of
Saints Advisors LLC

In planning and performing our audit of the financial statements and supplemental schedules of Saints Advisors LLC for the year ended December 31, 2005, we considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Saints Advisors LLC including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making the quarterly securities examinations, counts, verifications and comparisons

2.   Recordation of differences required by rule 17a-13

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

i

We Focus & Care^{SM}

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 30, 2006